June 28, 2005

Ms. Dana Hartz

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Mail Stop 03-09

RE:	ImmuCell Corporation
Form 10-K for the fiscal year ended December 31, 2004
File No. 001-12934

Dear Ms. Hartz:

I am writing to provide the additional information that you requested verbally by telephone call on June 15, 2005. It is my understanding that you would like me to provide further analysis about why we did not expense a portion of the $965,000 payment to Nutrition 21 that we capitalized as an intangible asset. Please reference Item #2 in the May 9, 2005 letter from Mr. Rosenberg and the four paragraphs that respond to Item #2 in my May 20, 2005 letter to Mr. Rosenberg.

You inquired as to whether some of the $965,000 payment might have been recorded as a pay down of the liability to N21. Please note that we did not have a liability to N21 on our books. Under the terms of our license from N21, we did have a contingent commitment to N21 that would have required milestone payments if certain product development objectives were achieved and royalty payments based on a percentage of any future product sales. We modified the N21 license to enhance its value to us by eliminating the contingent obligation, which was potentially far larger than $965,000.

You further inquired as to whether some of the $965,000 payment might have been expensed as a payment made to terminate our license with N21. Please note that we amended, but did not terminate, our license with N21. In fact, the license with N21 is still a very valuable asset that provides us with access to necessary patents and proprietary manufacturing know-how. For example, we would not have been able to enter into the Mast Out® product development and marketing agreement with Pfizer without making the amendments to the N21 license. This was a condition to an unsigned Term Sheet with Pfizer. By eliminating the contingent obligation to a third party, we were able to close the Pfizer deal. Furthermore, the amended license to the N21 intellectual property should lead to additional milestone payments from Pfizer, and additionally it provides us with rights to other new product opportunities.

The initial up-front payment from Pfizer of $1.5M alone well exceeds the $965,000 payment to N21. We are amortizing the $965,000 payment over the same period of time during which the revenue from the up front (and any subsequent) milestone payment received from Pfizer is being recognized.

Ms. Dana Hartz

Please let me know if you have further questions or if there is anything else that you would like from us at this time.

Regards,

Michael F. Brigham

President and CEO and

Principal Accounting Officer